
Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300


05006587

28 February 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

3/21

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.


Tabcorp
the bigger better game

* * * * * * *

28 February 2005

New Director appointed to Tabcorp Board

Tabcorp today announced that Paula Dwyer had been appointed as a Director of Tabcorp Holdings Limited, subject to regulatory approval.

Ms Dwyer, 44, is a Director of Promina Group Limited, David Jones Limited, Babcock and Brown Japan Property Management Limited, Alpha Investment Management Company and CoINVEST Limited. In the not-for-profit sector, she is a Director of CCI Investment Management Limited and the Baker Heart Research Institute.

Tabcorp Chairman, Mr Michael Robinson, welcomed Ms Dwyer to the Board, adding that she would bring additional energy and skills to the company during an exciting growth period in Tabcorp's history.

Mr Robinson said: "Tabcorp will benefit greatly from the experience and calibre of Paula Dwyer. She has impressive credentials in investment management and investment banking and her expertise will add greater strength to the Tabcorp Board.

"Paula Dwyer has specialised in providing corporate financial advice to companies operating in regulated industries. She has provided advice to private and government sector clients in areas such as the reform of public infrastructure, private sector investment in public infrastructure, mergers and acquisitions and equity capital market raisings," Mr Robinson said.

Ms Dwyer has a Bachelor of Commerce (Melbourne University) and is a Fellow of the Australian Institute of Company Directors, a Fellow of the Institute of Chartered Accountants and an Associate of the Securities Institute of Australia.

Her executive career includes being a Principal with Calibre Asset Management Limited, a senior manager in corporate finance with Ord Minnett Limited and she was a Chartered Accountant with Price Waterhouse.

Ms Dwyer is a former member of the Victorian Casino and Gaming Authority and of the Victorian Gaming Commission from 1993-1995.

She is expected to join the Tabcorp Board mid year.

For more information contact:
Bruce Tobin
General Manager Public Affairs
Tel: (03) 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

File No. 82-3841



Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

2 March 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RE: HALF YEARLY REPORT & HALF YEARLY ACCOUNTS

Tabcorp refers to its announcement of 24 February 2005 and wishes to note the following correction to *Note 7: Disposal of controlled entities*:

The amount of $10.1 million disclosed as *Contribution to consolidated net profit* in respect of Jupiters Machine Gaming Pty Ltd (JMG) is before group consolidation entries and income tax expense in respect of JMG's activities. Inclusive of such items, the *Contribution to consolidated net profit* is $2.0 million which is the actual profit recorded in Tabcorp's consolidated results.

Should you have any queries, please contact the undersigned.

David Elmslie
Chief Financial Officer